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                             September 2, 2020

       Ernesto W. Letiziano
       President and Director
       Signet International Holdings, Inc.
       205 Worth Avenue, Suite
       Palm Beach, FL 33480

                                                        Re: Signet
International Holdings, Inc.
                                                            Amendemnt No. 1 to
Registration Statement on Form 10
                                                            Filed August 19,
2020
                                                            File No. 000-51185

       Dear Mr. Letiziano:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       References to our prior comments refer to our letter dated August 6, 2020.

       Amendment No. 1 to Registration Statement on Form 10

       Business, page 1

   1. We note your responses to prior comments 1 and 2 regarding your option agreements.
                                                        Please revise to
disclose the amount you paid for option agreements and clarify that the right to extend your
expired option agreements for Graphene and Battery technologies, as advised by the Florida
universities verbally, may or may not be legally binding.
   2. Your response to prior comment 4 indicates that your agreement to market and develop
                                                        Graphene technology
between Signet Graphene Technologies, Inc. and Florida
                                                        International
University has expired and such disclosure has been removed from your registration statement.
We are unable to find this change, as your registration statement still contains
disclosure describing this agreement on page 5. Please revise accordingly.
 Ernesto W. Letiziano
FirstName  LastNameErnesto
                     Holdings,W. Letiziano
Signet International          Inc.
Comapany 2,
September   NameSignet
              2020      International Holdings, Inc.
September
Page 2     2, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William Robinson Eilers, Esq.